Date of Filing: January 28, 2000                                File No. _______

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5A

                 Filed Under Section 5(a) of the Public Utility
                           Holding Company Act of 1935
                         ------------------------------
                        Consolidated Natural Gas Company

     The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:           Consolidated Natural Gas Company

(2)  Address of Principal Offices:       120 Tredegar Street
                                         Richmond, VA 23219

(3) Name and address of officers to whom notices and communications should be addressed:

     James F. Stutts
     Vice President and General Counsel
     Consolidated Natural Gas Company
     120 Tredegar Street
     Richmond, VA 23219

     with copies to:
     Tia S. Barancik
     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     125 West 55th Street
     New York, NY 10019

     Norbert Chandler
     Consolidated Natural Gas Company
     CNG Tower
     625 Liberty Avenue
     Pittsburgh, PA  15222-3199

(4) Required information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):


Name of Company                            Organization           State/Country         Type of Business
--------------------------------           ---------------        ----------------      ---------------------------------
Consolidated Natural Gas Company           Corp.                  DE                    Holding Company

   Consolidated Natural Gas                Corp.                  DE                    Service Company
   Service Company, Inc.

   CNG Transmission Corporation            Corp.                  DE                    Owns and operates a regional
                                                                                        interstate pipeline system

        CNG Iroquois, Inc.                 Corp                   DE                    Owns general partnership interest

   The East Ohio Gas Company               Corp.                  OH                    Local gas distribution company

   The Peoples Natural Gas                 Corp.                  PA                    Local gas distribution company
   Company

   Hope Gas, Inc.                          Corp.                  WV                    Local gas distribution company

   Virginia Natural Gas, Inc.              Corp.                  VA                    Local gas distribution company

   Consolidated System LNG                 Corp.                  DE                    Former owner of interest in a
   Company                                                                              liquified natural gas facility

   CNG Financial Services, Inc.            Corp.                  DE                    Formed to finance gas-utilizing
                                                                                        equipment

   CNG Coal Company                        Corp.                  DE                    Acquired Coal Properties

   CNG Research Company                    Corp.                  DE                    Administers proprietary research
                                                                                        activities

   CNG Power Services                      Corp.                  DE                    Marketing electric power at
   Corporation                                                                          wholesale or to large end-users

   CNG Producing Company                   Corp.                  DE                    Gas and oil exploration and
                                                                                        production

        CNG Pipeline Company               Corp.                  TX                    Holds a 3.3% interest in a pipeline

   CNG International Corporation           Corp.                  DE                    Engages in energy related
                                                                                        activities outside the U.S.

        CNG Cayman One Ltd.                Corp.                  Cayman Islands        Holds interests in Australian
                                                                                        Investments

            CNGI Australia                 Corp.                  Australia             Holds interest in Epic Energy Pty
            PTY Limited                                                                 Ltd

                 Epic Energy PTY           Corp.                  Australia             Owns gas pipelines in eastern
                 LTD                                                                    Australia

        DBNGP Finance Company              Corp.                  Australia             Interest in CNG Cayman Island
        LLC                                                                             Two Ltd.  Acquisition Financing

            CNG Cayman Two                 Corp.                  Cayman Islands        Holds interests in Australian
            Ltd.                                                                        investments


                                       -2-



Name of Company                            Organization           State/Country         Type of Business
--------------------------------           ---------------        ----------------      ---------------------------------

                 CNG Labuan One            Corp.                  Malaysia              Equity interest in Epic Energy
                 Limited                                                                Australia Trust

                     Epic Energy           Trust                  Australia             Owns gas pipelines in western
                     Australia Trust                                                    Australia

        CNG Cayman Three Ltd.              Corp.                  Cayman Islands        Holds interests in utility
                                                                                        companies in South America

            CNG Argentina S.A.             Corp.                  Argentina             Intermediate Holding Company

            Sodigas Pampeana S.A.          Corp.                  Argentina             Intermediate Holding Company

                 Camuzzi Gas               Corp.                  Argentina             Owns and operates gas
                 Pampeana S.A.                                                          distribution concession

            Sodigas Sur S.A.               Corp.                  Argentina             Intermediate Holding Company

                 Camuzzi Gas Del           Corp.                  Argentina             Owns and operates gas
                 Sur S.A.                                                               distribution concession

        Buenos Aires Energy                Corp.                  Argentina             Intermediate Holding Company
        Company

            Invesora Electria de           Corp.                  Argentina             Intermediate Holding Company
            Buenos Aires S.A.

                 Empresa                   Corp.                  Argentina             Electric distribution company
                 Distribuidora de
                 Energia Atlantica
                 S.A.

   CNG Main Pass Gas Gathering             Corp.                  DE                    Partnership interest in ownership
   Corporation                                                                          and operation of gas gathering
                                                                                        pipeline

   CNG Oil Gathering Corporation           Corp.                  DE                    Partnership interest in ownership
                                                                                        and operation of oil gathering
                                                                                        pipeline

   CNG Field Services Company              Corp.                  DE                    Natural Gas Storage Services and
                                                                                        Field Services

   CNG Power Company                       Corp.                  DE                    Power generating entities

        CNG Market Center                  Corp.                  DE                    Partnership interest in gas hub
        Services, Inc.                                                                  services

        CNG Kauai, Inc.                    Corp.                  DE                    Developing electric generation
                                                                                        facility in Hawaii

        Granite Road Cogen, Inc.           Corp.                  TX                    Partnership interest in
                                                                                        cogeneration facility



                                       -3-



Name of Company                            Organization           State/Country         Type of Business
--------------------------------           ---------------        ----------------      ---------------------------------

   CNG Products and Services, Inc.         Corp.                  DE                    Markets energy-related services

        CNG Technologies, Inc.             Corp.                  DE                    Partnership interest in gas
                                                                                        industry fund

   CNG Telecom, Inc.                       Corp.                  DE                    Inactive

   CNG Retail Services Corporation         Corp.                  DE                    Markets natural gas at retail



                                    Signature
                                  ------------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Richmond and the State of Virginia on the 28th day of January, 2000.

                                    Consolidated Natural Gas Company

                                    By:  /s/ Thomas N. Chewning
                                         -------------------------
                                         Name:  Thomas N. Chewning
                                         Title: Executive Vice President
                                                and Chief Financial Officer
(SEAL)
Attest:

/s/ Patricia A. Wilkerson
---------------------------
Name:  Patricia A. Wilkerson
Title: Vice President and Corporate Secretary


                                  Verification
                                 ---------------

State of Virginia
                     ss.:
County of

     The undersigned being duly sworn deposes and says that she or he has duly executed the attached notification of registration dated January 28, 2000 for and on behalf of Consolidated Natural Gas Company; that she or he is Executive Vice President and Chief Financial Officer of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

                                         /s/ Thomas N. Chewning
                                             ----------------------------
                                             Name:  Thomas N. Chewning
                                             Title: Executive Vice President
                                                    and Chief Financial Officer


(OFFICIAL SEAL)
Subscribed and sworn to before me at this 28th day of January, 2000.

/s/  W.H. Riggs
---------------------------
Name:  W.H. Riggs
Title: Assistant Corporate Secretary


My commission expires on Feb. 28, 2002.




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